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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 3
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Zesiger    Joanna   L.
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   (Last)                            (First)              (Middle)

     1700 Montgomery St.  Suite #250
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                                    (Street)
     San Francisco   CA  94111
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     April 26, 2001
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Point West Capital Corporation/PWCC.OB
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)
     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

      Chief Financial Officer
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)
     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
(Form 3-07/98)

FORM 3 (continued)
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================
                                                                                               5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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Option to buy    (1)      2/14/2006      Common Stock    10,000  1.375  D
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Option to buy    (2)        11/17/2007      Common Stock          6,000  3.438  D
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Option to buy    (3)      11/25/2008      Common Stock          5,000  2.250  D
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Option to buy    (4)      8/23/2009      Common Stock          5,000  6.375  D
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Option to buy    (5)        11/11/2009      Common Stock          10,000  5.4375  D
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Option to buy    (6)        8/11/2010       Common Stock          10,000  2.375   D
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Option to buy    (7)        04/26/2011       Common Stock          21,205  0.10   D
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Explanation of Responses:
(1)	Reflects the grant of an employee option to purchase 10,000 shares of the Issuer's Common Stock. The 10,000 shares are vested.
(2)	Reflects the grant of an employee option to purchase 6,000 shares of the Issuer's Common Stock, of which 3,000 shares are vested and 1,500 will vest on November 17, 2001 and 1,500 will vest on November 17, 2002.
(3)	Reflects the grant of an employee option to purchase 5,000 shares of the Issuer's Common Stock, of which 2,000 shares are vested and 1,000 will vest on November 25, 2001, 1,000 will vest on November 25, 2002 and 1,000 will vest on November 25, 2003.
(4)	Reflects the grant of an employee option to purchase 5,000 shares of the Issuer's Common Stock, of which 1,000 shares are vested and 1,000 will vest on August 23, 2001 , 1,000 will vest on August 23, 2002, 1,000 will vest on August 23, 2003 and 1,000 will vest on August 23, 2004.
(5)	Reflects the grant of an employee option to purchase 10,000 shares of the Issuer's Common Stock, of which 2,000 shares are vested and 2,000 will vest on November 11, 2001, 2,000 will vest on November 11, 2002, 2,000 will vest on November 11, 2003 and 2,000 will vest on November 11, 2004.
(6)	Reflects the grant of an employee option to purchase 10,000 shares of the Issuer's Common Stock, which vest at the rate of 2,000 shares on each of August 11, 2001, 2002, 2003, 2004 and 2005.
(7)	Reflects the grant of an employee option to purchase 21,205 shares of the Issuer's Common Stock, of which 7,068 shares will vest on April, 26, 2002, 7,068 shares will vest on April 26, 2003 and 7,069 shares will vest on April 26, 2004.
/s/ Joanna L. Zesiger	May 7, 2001
**Signature of Reporting Person	Date
**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

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